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08001151

BEST AVAILABLE COPY 82-1209

GGL DIAMOND CORP.

2008 MAR -7 A

SUPPL

***PRESS RELEASE***

# GGL stakes new mineral claims along the Providence Greenstone Belt

## *In addition to nickel, claims cover geological environments also favorable for VMS and gold mineralization*

**Vancouver, British Columbia, February 25, 2008** – Ray Hrkac, President and CEO of GGL Diamond Corp. (TSX-V:GGL) ("GGL") is pleased to provide a report on past documentation of the Providence Greenstone Belt mineralization and to announce the acquisition, by staking, of 76,020 acres of new mineral claims which adjoin and extend the main nickel belt land acquired in 2007.

During our 2007 exploration for nickel mineralization in the komatiitic volcanic rocks, it became apparent that the Providence Greenstone Belt ("PGB") in the Winter Lake area of the NWT also demonstrated potential for hosting gold and VMS (polymetallic volcanogenic massive sulfide) mineralization.

Archean greenstone belts* host much of the earth's mineral wealth. One of the largest of these in the Canadian Shield is the Abitibi greenstone belt, which is noted not only for its enormous gold production – in excess of 60 million ounces – but also for the large VMS base and precious metal deposits of Noranda and Kidd Creek. The Abitibi belt is also known for its nickel deposits.

The PGB is one of the world's few remaining greenstone belts that has seen only limited exploration, with most programs completed between the 1960's and 1980's. During this time frame, Izok Lake (Nunavut), Canada's richest undeveloped VMS deposit (11.4% Zn, 2.2% Cu, 1.1% Pb, 60 g/t Ag), was discovered. Zinifex, a large Australian mining company, now owns the deposit and is studying the feasibility of bringing it into production.

**Greenstone Belts: large geologic formations composed of altered mafic to ultramafic volcanic sequences with associated sedimentary rocks that occur within Archean and Proterozoic cratons (4 billion to 600million year old rocks) between granite and gneiss bodies. Archean greenstone belts host much of the Earth's mineral wealth.*

**NICKEL**

The potential for komatiite-hosted nickel and copper mineralization, our first priority, is now known to be far more extensive than we initially thought. Exploration work has identified a number of belts of komatiite volcanics across the GGL claims whereas previously, the only



#904 - 675 West Hastings Street, Vancouver, BC, Canada V6B 1N2
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reported occurrences were confined to the western side of the property. Detailed sampling of the komatiites has demonstrated that they have the right chemistry to host nickel deposits.

Several large potential nickel sulfide zones, 2 km or more in length, have been indicated by geophysical signatures which are coincident with favourable geological conditions. These areas will be further defined by an advanced geophysical survey system, which is scheduled to get underway next month.

## VMS

East of the komatiite belt in the western property area, a large (15 km long) "figure eight" geophysical anomaly, referred to in previous press releases, reflects an area of VMS potential that has returned zinc values of up to 1.2% and up to 0.6% copper as well as anomalous silver values. Soil and lake sediment sampling, in areas along the anomaly where rock exposures are obscured by lakes and overburden, has indicated new target areas for exploration. Noteworthy is the fact that along the entire 15 km length of the geophysical anomaly, massive to semi-massive sulphides, containing pyrrhotite and pyrite along with sphalerite and chalcopyrite, are found wherever rock exposures are seen.

**PREVIOUS EXPLORATION** **(Note: Although assays reported below from assessment reports in government files are not 43-101 compliant, they are part of a historical record, which may or may not indicate the presence of as yet to be discovered economic deposits.)**

The last commodities boom to spark intensive exploration in this part of the NWT occurred between 1962 and 1982. Exploration activity then slowly declined as commodity prices dropped to historic lows during the 1990's. The 20-year period of "high prices" encouraged explorers to investigate potential new mineral belts and large companies including Texasgulf Inc., Noranda Exploration Co. Ltd., Hudson's Bay Oil and Gas, and a few medium-sized and junior companies explored areas of the PGB.

## GOLD

Noranda located an iron formation 25 to 40 meters wide, which was traced by geophysics for 3 km in 1989, but the lack of bedrock exposure prevented most of the target areas from being examined further. Samples collected by Noranda at the time returned up to 0.12 oz/t Au over 3.3 feet (1 meter), and grab samples of up to 0.52 oz/t Au. The gold-bearing iron formation extends from within claims currently held by Zinifex and onto recently located GGL claims.

Iron formations have been documented on both previously staked GGL claims and the new claims. Some 40 km south of the aforementioned Noranda gold discovery, GGL's crew collected a grab sample from a poorly exposed 3 m by 1 m rusty sulfide exposure containing arsenopyrite that assayed 22 gm/tonne (0.64 oz/ton) Au. These and other identified gold-bearing iron formations plus potential gold-bearing shear zones along a number of strong structural fault breaks are typical of Archean greenstone belts.

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**VMS**

In 1977, Texasgulf Inc. explored for VMS deposits in several areas on the greenstone belt south of the Izok Lake discovery.

One of these, which is now situated on GGL's newly acquired claims, was reported to consist of a 4 m to 5 m thick sulfide zone discontinuously exposed over a length of 2km. Grab samples from this area, collected by a junior company in 1997, were reported as containing significant values of gold, silver, copper, zinc and lead. Values from four grab samples included:

- gold values of between 103 ppb and 4.79g/t Au,
- 8.9g/t to 165g/t Ag,
- 0.09% to 3.34% Cu,
- 0.01% to 0.48% Pb and
- 0.32% to 11.3% Zn.

Texasgulf Inc. explored a VMS deposit by trenching and drilling some four kilometres north of the above exposures between 1977 and 1979. The trenching program exposed a 2.34 m wide, semi-massive sulfide zone that averaged 3.59% Cu, 6.22% Zn and 1.82 oz/ton Ag. A subsequent nine hole drilling program returned results that were sufficiently encouraging for the operator to apply for a one square km lease, currently owned by Xstrata. GGL's new claims completely surround this lease.

**SUMMARY**

GGL was first attracted to the Providence Greenstone Belt (PGB) in the search for diamonds and results of indicator mineral samples have confirmed the potential for kimberlites. This diamond exploration work led to the discovery of sulfide nickel in komatiites, an ultramafic volcanic which is the host rock for nickel deposits currently being mined in the Thompson, Manitoba belt, the Cape Smith (Raglan) district in Nunavik area of far northern Quebec, the Abitibi belt in Ontario and the Eastern Goldfields Province in Australia (Kambalda, Mt. Keith).

The first GGL field season devoted to exploration for nickel on the PGB – a scant three months in 2007 – led to the recognition that the belt has potential not only for nickel, but also for gold and VMS mineralization. The above mentioned reported mineralization on what turned out to be open ground, provided us with an opportunity that was too valuable to miss and led us to take an aggressive approach to land acquisition.

The CMR (Canada Mining Regulations) that govern the NWT allow for the grouping of only two mineral claims regardless of the money spent on a claim. This is one of the few jurisdictions to maintain such a prohibitive regulation, particularly in view of the extremely limited snow-free season. The airborne geophysical survey, scheduled to begin in March, is designed not only to locate drill targets but also to satisfy assessment work requirements in order to maintain the claims for at least several years. This will allow the Company to find and focus on areas of highest priority. ..

**The independent Qualified Person for the Company for the PGB project is N.C. Carter, PhD., P. Eng., Consulting Geologist.**

**GGL DIAMOND CORP.**

*"Raymond A. Hrkac"*

Raymond A. Hrkac
President & CEO

*For further information, please contact: Susan de Stein, VP, GGL Diamond Corp.* Phone: (604) 688-0546
Email: susan.de.stein@ggldiamond.ca

*For more information, please check our web site at www.ggldiamond.com.*

*The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.*

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered in the United States Securities Act of 1933, as amended (the "US Securities Act") or any state securities laws and may not be offered or sold within the United States or to US Persons unless registered under the US Securities Act and applicable securities laws or an exemption from such registration is available.

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward-looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "advance", "expects", "plans", "anticipates", "believes", "intends", "allocated", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

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